UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.L. Reed & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd. Suite 1200
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan Pene 310-893-3006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP
(Name – *if individual, state last, first, middle name*)

11150 Santa Monica Blvd. Suite 600	Los Angeles	CA	90025
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephan Pene _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
S.L. Reed & Company _____, as
of December 31 _____, 20 20 ___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Financial Officer & Chief Compliance Officer
_____
Title


Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 11th day of February , 20 21 , by Stephan Pene

_____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


MILKAH D. LOSCALZO
Notary Public - California
Los Angeles County
Commission # 2339579
My Comm. Expires Dec 8, 2024

(Seal)

Signature _Milkah D Loscalzo_

Baker Tilly US, LLP
11150 Santa Monica Blvd; Ste 600
Los Angeles, CA 90025
United States of America

T: +1 (310) 826 4474
F: +1 (310) 826 9188

bakertilly.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
S.L. Reed & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of S.L. Reed & Company (the "Company") as of December 31, 2020, the related statements of income, changes in shareholder's equity, and cash flows, for the year ended December 31, 2020, and the related notes and schedules to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of S.L. Reed & Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of S.L. Reed & Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures including examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, II, and III (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of S.L. Reed & Company's financial statements. The Supplemental Information is the responsibility of S.L. Reed & Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAKER TILLY US, LLP

Baker Tilly US, LLP

We have served as S.L. Reed & Company's auditor since 2016.

Los Angeles, California
February 12, 2021

S. L. Reed & Company

Financial Statements

December 31, 2020

INDEX TO FINANCIAL STATEMENTS

Supplementary Information:

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Schedule III – Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Exemption Report:

Report of Independent Registered Public Accounting Firm Related to the Exemption Report

Exemption Report Required by Rule 15c3-3

Agreed-Upon Procedures:

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

S.L. REED & COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	261,818
Receivable from clearing organization		8,542
Deposit with clearing organization		140,873
Prepaid expense		20,738
Total assets	$	431,971

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	55,040
Commissions payable		19,851
Paycheck protection program loan		44,168
Total liabilities		119,059

Commitments and Contingencies (Note 10)

Shareholder's Equity

Common stock, $.01 par value, 10,000,000 shares authorized, 500,000 shares issued and outstanding	5,000
Additional paid-in capital	197,850
Retained earnings	110,062
Total shareholder's equity	312,912
Total liabilities and shareholder's equity	$ 431,971

The accompanying notes are integral part of these financial statements.

S.L. REED & COMPANY
STATEMENT OF INCOME
For the Year Ended December 31, 2020

REVENUES		
Commissions	$	1,058,351
Fee based income		116,162
Other income		25,710
Total revenues		1,200,223
EXPENSES		
Employee compensation and benefits		123,662
Commission expense		480,322
Execution and clearing charges		101,794
Expense allocation from affiliate		264,000
Other operating expenses		66,981
Total expenses		1,036,759
NET INCOME	$	163,464

The accompanying notes are integral part of these financial statements.

S.L. REED & COMPANY
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE – December 31, 2019	$ 5,000	$ 197,850	$ 192,598	$ 395,448
Distribution to shareholders	–	–	(246,000)	(246,000)
Net income	–	–	163,464	163,464
BALANCE – December 31, 2020	$ 5,000	$ 197,850	$ 110,062	$ 312,912

The accompanying notes are integral part of these financial statements.

S.L. REED & COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 163,464
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing organization	5,158	
Prepaid expense	(2,856)	
Accounts payable and accrued expenses	2,160	
Commissions payable	(4,086)	
Net cash provided by operating activities		163,840
CASH FROM FINANCING ACTIVITIES		
Proceeds from paycheck protection program loan	44,168	
Distributions to shareholders	(246,000)	
Net cash (used in) financing activities		(201,832)
NET DECREASE IN CASH		(37,992)
CASH – beginning of year		299,810
CASH – end of year		$ 261,818
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Franchise taxes		$ 6,070

The accompanying notes are integral part of these financial statements.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

S.L. Reed & Company (the "Company") was incorporated in the state of California on March 18, 1996, and began operations on March 25, 1997. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Windward Capital Group (the "Parent"), and is affiliated through common ownership with Windward Capital Management Co. ("Windward").

The Company operates as a retail broker/dealer in corporate securities over-the-counter, corporate debt securities, mutual funds, municipal securities, variable life annuities and U.S. government securities. The Company also operates as a put and call broker/dealer or option writer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash and deposits held at a United States commercial bank are recorded at face value. The Company had no cash equivalents as of December 31, 2020.

Concentration of Credit Risk

The Company maintains all of its operating cash with a major financial institution. At times, cash balances may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions that limit credit risk.

1. **GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Receivable from Clearing Organizations

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Prepaid Expense

Prepaid expenses are amortized over the contract period per each agreement and are deemed non-allowable assets for FOCUS REPORT purposes.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are based on actual debts owed or reasonable estimates made by management.

Commissions Payable

Commissions payable to company registered representatives are paid in the subsequent month the expense was incurred.

Allocation of Costs by Parent

The Company shares office space and services such as personnel and administrative expenses with it's Affiliate. The Affiliate allocates the associated costs to the Company using a method that management of both companies' believes accurately reflects the costs of doing business in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codifications ("ASC") 220-10-S99-3.

Revenue Recognition

The Company is an introducing broker-dealer and recognizes commissions and related fees, administrative fees, and mutual fund sales charges as the related services are performed, on an agency basis only.

The Company's revenues are derived from the Company assisting in effecting the execution of clients' purchases or sales of securities and insurance related products. The services provided include but are not limited to: equity and fixed income securities, packaged products such as mutual funds, exchange traded funds, variable and fixed insurance products and other insurance products. Such transactions are effected directly with a product sponsor (accounts held direct) or effected via a clearing arrangement with the Company 's clearing broker-dealer. In addition, to a commission based business, as an independent broker-dealer the Company also provides a fee-based business by recommending clients to third party investment advisory platforms. The Company's primary revenues are comprised of Commission revenue.

1. **GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Revenue Recognition (continued)

Commission revenue represents sales commissions generated by the Company's registered representatives for their clients' purchases or sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The purchase or sale of investment products is a single performance obligation. The transaction price for the customer varies by investment product and is based on an investment product's current market value at the time of purchase or sale. Commission revenue is recognized on a gross basis at the time of the transaction.

The Company also provides administrative services for participants of outside firms 401K programs. The administrative fees received by the company are based on participant headcount in the respective firms' retirement plan.

Income Taxes

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the shareholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The ultimate impact of the pandemic on the Company's future consolidated financial statements cannot be reasonably estimated at this time. However, the Company does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Standards

Company management has reviewed the accounting standards updates issued by FASB that either newly issued or had effective implementation dates that would require reflection in the financial statements for the year ending December 31, 2020. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

2. RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2020, the receivable from clearing organization of $8,542 was pursuant to this clearance agreement.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2020 was $140,873.

4. PAYCHECK PROTECTION PLAN LOAN

On April 23, 2020, the Company received loan proceeds in the amount of $44,168 under the Paycheck Protection Program ("PPP") which was established as part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act and is administered through the Small Business Administration ("SBA"). The PPP provides loans to qualifying businesses in amounts up to 2.5 times their average monthly payroll expenses and was designed to provide a direct financial incentive for qualifying businesses to keep their workforce employed during the Coronavirus crisis. PPP loans are uncollateralized and guaranteed by the SBA and are forgivable after a "covered period" (eight or twenty-four weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible expenses, including payroll, benefits, mortgage interest, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries and wages more than 25% during the covered period. Any unforgiven portion is payable over 2 years if issued before, or 5 years if issued after, June 5, 2020 at an interest rate of 1% with

4.   **PAYCHECK PROTECTION PLAN LOAN** (continued)

payments deferred until the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for forgiveness, ten months after the end of the covered period. PPP loan terms provide for customary events of default, including payment defaults, breaches of representations and warranties, and insolvency events and may be accelerated upon the occurrence of one or more of these events of default. Additionally, PPP loan terms do not include prepayment penalties.

The Company met the PPP's loan forgiveness requirements, and therefore, applied for forgiveness during December of 2020. When legal release is received, the Company will record the amount forgiven as forgiveness income within the other income section of its statement of operations. If any portion of the Company's PPP loan is not forgiven, the Company will be required to repay that portion, plus interest, over five years in sixty installments with the repayment term beginning at the time that the SBA remits the amount forgiven to the Company's lender. On January 7, 2021, the Company received legal release from the SBA, and therefore, will record the amount forgiven, $44,168, as forgiveness income in its 2021 statement of operations.

The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

5.   **INCOME TAXES**

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status; therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. For the year ended December 31, 2020, franchise tax totaled $6,070.

As discussed in Note 1, the Company is a wholly-owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

6.   **RELATED PARTY TRANSACTIONS**

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by Windward and reimbursed by the Company in accordance with an administrative services agreement. These expenses are reported as expense allocation from affiliate on the statement of income. For the year ended December 31, 2020, the Company paid $264,000 under this agreement.

Because the Company and certain related parties are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been achieved if such entities were not under common control.

7. PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees 21 years of age or older are eligible to participate in the Plan, provided they have been employed for more than one year. The Company plan contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The participant's contributions are 100% vested at all times. The Company's profit sharing contributions are vested 20% per year of service after the first two years with the Company. For the year ended December 31, 2020, there was no contribution to the plan by the Company.

8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $292,174 which was $284,237 in excess of its required net capital of 6 2/3% of net aggregate indebtedness of $7,937; and the Company's ratio of aggregate indebtedness ($119,059) to net capital was 0.41 to 1, which is less than the 15 to 1 maximum allowed.

10. COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such other matters are not expected to have material adverse effect on the Company's financial position or results of operations. Currently, the Company is not aware of any active commitments and contingencies as of December 31, 2020.

SUPPLEMENTARY INFORMATION

S.L. REED & COMPANY
SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
December 31, 2020

Computation of Net Capital

Common stock	$ 5,000	
Additional paid-in capital	197,850	
Retained earnings	110,062	
Total shareholder's equity		$ 312,912
Less: Nonallowable assets		
Prepaid expense	(20,738)	
Total nonallowable assets		(20,738)
Net Capital Before Haircuts		292,174
Less: Haircuts on securities		
Haircut on Fidelity Bond	–	
Total haircuts on securities		–
Net Capital		292,174

Computation of Net Capital Requirements

Minimum net capital requirements 6 2/3 percent of net aggregate indebtedness	7,937	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(7,937)
Excess Net Capital		$ 284,237
Ratio of aggregate indebtedness to net capital	0.41 : 1	

*   There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2020.

S.L. REED & COMPANY
SCHEDULE II – COMPUTATION OF DETERMINING OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2020

A computation of reserve requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k) (2)(ii).

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2020

Information relating to possession or control requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Exemption Report



Baker Tilly US, LLP
11150 Santa Monica Blvd; Ste 600
Los Angeles, CA 90025
United States of America

T: +1 (310) 826 4474
F: +1 (310) 826 9188

bakertilly.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
S.L. Reed & Company

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (a) S.L. Reed & Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which S.L. Reed & Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (b) S.L. Reed & Company stated that S.L. Reed & Company met the identified exemption provisions from January 1, 2020 to December 31, 2020 without exception. S.L. Reed & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about S.L. Reed & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

BAKER TILLY US, LLP

Baker Tilly US, LLP

Los Angeles, California
February 12, 2021



S.L. Reed
& Company
Member FINRA SIPC

Exemption Report for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
For the year ended December 31, 2020

S.L. Reed & Company ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

(1) The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 240. 15c3-3 by operating under the exemption provided by 17 C.F.R. § 240.15c3-3, (k) (2) (ii).

Statement Regarding Meeting Exemption Provision:

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended December 31, 2020 without exception.

S.L. Reed & Company

I, Stephan R. Pene swear (or affirm) to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Stephan R. Pene, Chief Financial Officer
& Chief Compliance Officer

February 12, 2021

Agreed-Upon Procedures

Baker Tilly US, LLP
11150 Santa Monica Blvd; Ste 600
Los Angeles, CA 90025
United States of America

T: +1 (310) 826 4474
F: +1 (310) 826 9188

bakertilly.com

**Report of Independent Registered Public Accounting
Firm on Applying Agreed-Upon Procedures**

Board of Directors and Shareholder
S.L. Reed & Company (the "Company")

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2020, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries contained in the client general ledger, noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2020, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including our trial balance, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

e. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAKER TILLY US, LLP

Baker Tilly US, LLP

Los Angeles, CA
February 12, 2021